FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               As at June 30, 2003

                              CIK Number 0001164771


                         NORTHERN DYNASTY MINERALS LTD.
           ----------------------------------------------------------

            1020 - 800 West Pender Street, Vancouver, Canada V6C 2V6
           ----------------------------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


    Note: Regulation S-T Rule 101(b)(1) only permits the submission in papeR of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders.


  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


   Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
   (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                   Signatures
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          ----------------------------
                                  (Registrant)

                              /s/ Jeffrey R. Mason
                          ----------------------------
                                Jeffrey R. Mason
                Director, Chief Financial Officer and Secretary

                            Date: September 10, 2003

     * Print the name and title of the signing officer under his signature.

                         NORTHERN DYNASTY MINERALS LTD.
                                QUARTERLY REPORT
                                  JUNE 30, 2003

 -------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION and ANALYSIS

Northern Dynasty is a mineral exploration company focused on the Pebble Gold-Copper Project, located 380 kilometres southwest of Anchorage, Alaska.

Northern Dynasty is acquiring the Pebble Project via two options from Teck Cominco American Incorporated ("Teck Cominco") by way of an October 2001 assignment agreement with Hunter Dickinson Group Inc. ("HDG"), a non-arms-length party. Northern Dynasty was assigned an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. The first option enables Northern Dynasty to purchase the 36 claims covering the Pebble deposit (the "Resource Lands") by paying Teck Cominco US$10 million in cash or shares with the same cash equivalency prior to November 30, 2004, and purchasing the 20% HDG interest in shares at its independently appraised value. Northern Dynasty also has the right under a second option to earn a 50% interest in the surrounding "Exploration Lands" by purchasing the Resource Lands under the first option and completing 60,000 feet of drilling (41,294 feet have been completed to date) on the Exploration Lands before November 30, 2004. When the required drilling is completed, Teck Cominco can either elect to match the Company's future expenditures by forming a 50:50 joint venture or sell its 50% interest in the Exploration Lands to Northern Dynasty for US$4 million and a 5% net profits interest.

The Pebble property hosts a large, northeast-trending mineralized system defined by an 89 square kilometre Induced Polarization ("IP") chargeability anomaly associated with a multi-phase intrusive complex. The billion tonne Pebble porphyry gold-copper-molybdenum deposit is situated in the northeastern part of the sulphide system. A new porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn and several high-grade gold veins were discovered during Northern Dynasty's 2002 exploration program that tested targets in the Exploration Lands.

In 2002, Northern Dynasty also re-logged 104 holes previously drilled at the Pebble deposit and developed a geological model for the deposit, revealing several priority areas within and adjacent to the deposit that have high potential to host substantial good-grade mineralization. In 2003, Snowden Mining Industry Consultants Inc. estimated an inferred mineral resource of 1.0 billion tonnes grading 0.61% copper-equivalent (0.40 g Au/t, 0.30% Cu, and 0.015% Mo above a cut-off grade of 0.30% Cu-equivalent)1 for the Pebble deposit, within which there is a significant amount of higher-grade mineralization: 271 million tonnes of 0.86% copper-equivalent (0.59 g Au/t, 0.43% Cu and 0.018% Cu at a cut-off grade of 0.70% Cu-equivalent). Details are provided in a May 2003 technical report filed on www.sedar.com.

The Company began its 2003 core drilling program in May, designed to expand and delineate the good-grade gold-copper-molybdenum portions within the Pebble deposit. Initial drilling within and adjacent to the Pebble deposit has been very successful, demonstrating strong continuity and significant extensions to the higher-grade mineralization as well as the discovery of an entirely new higher-grade area adjacent to the Pebble deposit but outside the Snowden resource model.

-    Drill holes numbered 3071,  3084,  3085,  3089, 3092 and 3093  successfully
     extended   higher-grade   material  over  400  metres   northeast   from  a
     higher-grade area indicated as "A";

- Drill hole 3087 successfully extended higher-grade Area A over 250 metres to the south;

- Drill holes numbered 3082 and 3086 successfully confirmed the continuity of mineralization within higher-grade Area A;

- Drill hole 3072 successfully extended to the west the higher-grade in an area called "B":

- Drill hole 3076 resulted in the discovery of a new higher-grade area, called "D", located southeast and outside of the Pebble deposit; and

- Drill holes 3070, 3078, 3079, 3081 and 3083 successfully confirmed the continuity of the Pebble deposit to the northeast.

Assay results from drilling in each area are tabulated below:


                                           HIGHER-GRADE AREA A
----------------------------------------------------------------------------------------------------
  Drill Hole               From        To      Intercept  Intercept     Au      Cu      Mo     CuEQ1
    Number               (metres)   (metres)    (metres)    (feet)     g/t       %       %       %
----------------------------------------------------------------------------------------------------
                 Holes indicating higher grade in Area A extends to the northeast
----------------------------------------------------------------------------------------------------
     3071                  24.1       222.2      198.1       650       0.40    0.59   0.026     0.93
     3071       Incl.      24.1       182.3      158.2       519       0.44    0.65   0.026     1.02
     3071       Incl.      24.1       115.5       91.4       300       0.53    0.81   0.027     1.23
     3084                  24.1       293.2      269.1       883       0.46    0.46   0.019     0.81
     3084       Incl.      43.0       170.7      127.7       419       0.58    0.60   0.012     1.01
     3085                  24.1       280.1      256.0       840       0.45    0.47   0.020     0.83
     3085       Incl.      42.2        74.0       31.8       104       0.56    0.65   0.019     1.07
     3085       Incl.      97.7       139.9       42.2       138       0.95    0.49   0.022     1.17
     3089                  21.0       353.3      332.2      1090       0.41    0.36   0.019     0.69
     3089       Incl.      21.0        39.3       18.3        60       0.58    0.45   0.018     0.88
     3089       Incl.     121.6       255.7      134.1       440       0.50    0.43   0.020     0.81
     3089       Incl.     151.5       306.8      155.3       509       0.43    0.46   0.023     0.82
     3092                  16.0       315.8      299.8       984       0.40    0.45   0.018     0.77
     3092       Incl.      29.7       207.0      177.2       582       0.48    0.56   0.013     0.91
     3092       Incl.      29.7       149.1      119.4       392       0.50    0.60   0.012     0.96
     3093                  29.6       115.5       86.0       282       0.38    0.38   0.012     0.67
     3093       Incl.      54.6       100.3       45.7       150       0.47    0.45   0.013     0.80

                   Holes indicating higher-grade in Area A extends to the south
----------------------------------------------------------------------------------------------------
     3087                   8.8       301.5      292.7       960       0.45    0.41   0.025     0.79
     3087      Incl.      161.1       301.5      140.4       461       0.62    0.62   0.036     1.13
     3087      Incl.      164.3       251.0       86.7       285       0.86    0.70   0.048     1.41
     3087      Inc.       216.1       251.0       34.9       115       1.12    0.95   0.052     1.84

               Holes indicating higher-grade in Area A has continuity between holes
----------------------------------------------------------------------------------------------------
     3082                  32.6       274.0      241.4       792       0.41    0.43   0.039     0.83
     3082      Incl.      100.3       270.5      170.3       559       0.45    0.47   0.045     0.91
     3082      Incl.      195.3       270.5       75.3       247       0.47    0.56   0.053     1.04
     3086                  30.2       170.4      140.2       460       0.54    0.41   0.011     0.79
     3086      Incl.       30.2        54.3       24.1        79       0.49    0.50   0.015     0.86


                                          HIGHER-GRADE AREA B
----------------------------------------------------------------------------------------------------
  Drill Hole               From         To     Intercept   Intercept    Au      Cu      Mo     CuEQ1
    Number               (metres)    (metres)   (metres)    (feet)     g/t       %       %       %
----------------------------------------------------------------------------------------------------
                   Holes indicating that higher-grade Area B extends to the west
----------------------------------------------------------------------------------------------------
     3072                   3.7       188.1      184.4       605       0.47    0.43   0.015     0.78
     3072      Incl.        3.7       139.3      135.6       445       0.52    0.47   0.015     0.85
     3072      Incl.        3.7        90.5       86.9       285       0.55    0.54   0.018     0.95


                                       NEW HIGHER-GRADE AREA D
----------------------------------------------------------------------------------------------------
  Drill Hole              From         To      Intercept  Intercept     Au      Cu      Mo     CuEQ1
    Number              (metres)    (metres)    (metres)    (feet)     g/t       %       %       %
----------------------------------------------------------------------------------------------------
                         Holes that intersected new higher-grade Area D
----------------------------------------------------------------------------------------------------
     3069                  29.1       264.3      235.2       772       0.40    0.24   0.010    0.53
     3069      Incl.      166.7       185.0       18.3        60       0.99    0.39   0.012    1.06
     3076                  48.8       355.4      306.6      1006       0.33    0.42   0.024    0.71
     3076      Incl.      133.8       355.4      221.6       727       0.34    0.48   0.029    0.79
     3076      Incl.      190.8       355.4      164.6       540       0.37    0.51   0.031    0.86
     3076      Incl.      234.7       323.1       88.4       290       0.43    0.61   0.038    1.00
     3080                  23.0       120.1       97.1       319       0.54    0.29   0.010    0.67
     3080      Incl.       82.0       120.1       38.1       125       0.70    0.39   0.015    0.88
     3080      Incl.       91.1       120.1       29.0        95       0.77    0.41   0.017    0.95


                                 CONTINUITY WITHIN PEBBLE DEPOSIT TO NORTHEAST
----------------------------------------------------------------------------------------------------
 Drill Hole                From        To       Intercept   Intercept    Au      Cu     Mo     CuEQ1
   Number                (metres)   (metres)    (metres)     (feet)      g/t     %       %       %
----------------------------------------------------------------------------------------------------
       Holes showing continuity of grade within the northeastern part of the Pebble deposit
----------------------------------------------------------------------------------------------------
    3070                    18.9      220.7       201.8      662       0.36    0.24   0.003     0.47
    3070      Incl.        147.5      220.7        73.2      240       0.48    0.25   0.005     0.57
    3070      Incl.        184.1      220.7        36.6      120       0.66    0.24   0.004     0.68
    3078                   106.4      167.3        61.0      200       0.50    0.44   0.011     0.80
    3079                    56.4      179.5       123.1      404       0.40    0.33   0.009     0.61
    3079      Incl.         63.7      106.4        42.7      140       0.51    0.34   0.010     0.70
    3081                    33.5      149.4       115.8      380       0.42    0.27   0.004     0.55
    3081      Incl.        118.3      149.4        31.1      102       0.51    0.37   0.005     0.71
    3083                     8.8       34.8        25.9       85       0.43    0.43   0.010     0.74


     Note 1
     Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. Copper equivalent estimates have not been adjusted for metallurgical recoveries of gold and copper. Molybdenum recovery is assumed to be 60%. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper, and molybdenum will depend upon the completion of definitive metallurgical testing.

     CuEQ = Cu(%) + (Au (g/t) x 11.25/17.64) + (Mo(%) x 59.52/17.64)

Many of Teck Cominco's 80 widely spaced holes drilled in the Pebble deposit averaged 163 metres deep and bottomed in mineralization, suggesting that the size of the deposit will increase with delineation drilling to depth. It is also expected to extend further along strike. As an indication, Northern Dynasty's new exploration drill hole 3074, located 650 metres northeast of the Pebble deposit, intersected 61 metres of 0.57% copper equivalent (0.50 g/t Au, 0.23% Cu, 0.008% Mo). This intersection is thought to represent either a further extension to the Pebble deposit or the edge of a new porphyry deposit of unknown size.

In addition to the 18 holes drilled in the Pebble deposit area, Northern Dynasty also completed 7 wildcat exploration holes within the surrounding mineralized system. Exploration hole 3075, drilled 3 kilometres southwest of the Pebble deposit, intersected 43 metres grading 0.52 g/t Au and hole 3077 in the same region intersected 6 metres grading 1.01 g/t Au. An exploration hole (3091) was also drilled as a southwest step-out to the new Thirty-Eight gold-copper-molybdenum porphyry discovery. It intersected 82 metres of 0.41% copper equivalent (0.18 g/t Au, 0.27% Cu, 0.008% Mo). Wildcat exploration holes numbered 3088 and 3090 were drilled 300 metres northeast of the new Thirty-Seven gold-copper skarn discovery. Hole 3088 intersected 5 metres grading 0.61 g/t Au and 0.37% Cu while hole 3090 intersected 0.8 metres grading 16.5 g/t Au. These wildcat exploration holes show that the terrain surrounding the Pebble deposit is highly mineralized and that substantial additional drilling is warranted to fully assess these additional discoveries.

With the excellent drill results at the Pebble deposit, Northern Dynasty's first objective will be the delineation of the deposit and its higher-grade portions. The next phase of core drilling, comprising 30,000 feet, began in August 2003.

Market Trends

Gold prices, although volatile, have continued to improve in 2003, averaging about US$350/oz for the year to date. Copper is currently trading at about US$0.80/lb. Prices are projected to increase to about US$0.90/lb by 2004.

Financial review

On June 23, 2003, the Company reached an agreement (the "Agreement") with Shambhala Gold Limited ("Shambhala"), to complete a $5 million private placement financing. Under the terms of the Agreement, Shambhala subscribed for 6,944,445 Units of Northern Dynasty at a price of $0.72 per Unit for total proceeds of $5,000,000. Each Unit is comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004. All shares issued pursuant to the private placement and upon exercise of the warrant have a hold period ending on July 31, 2004. The Agreement received shareholder approval subsequent to the end of the quarter at the annual and extraordinary general meeting of shareholders of the Company on July 14, 2003, and the financing was completed subsequent to the quarter end, on July 31, 2003.

On closing of the Offering, Shambhala Mining Corp., a wholly-owned subsidiary of Shambhala, incorporated under the laws of the Yukon, holds approximately 26% of the issued shares of Northern Dynasty. The Agreement provides that Shambhala has the right to participate in any equity financing by the Company to maintain its pro rata interest in the Company as long as Shambhala controls 20% or more (undiluted) of the Company's issued and outstanding shares (the "Cooperative Period"). During the Cooperative Period, Shambhala is also entitled to nominate two directors to Northern Dynasty's board. Shambhala has agreed that it will vote its shares in favour of resolutions recommended by the Company's board of directors. If at any time during the Cooperative Period, Northern Dynasty elects to exercise its right to purchase the area of the Pebble Property known as the Resource Lands, by way of equity financing, Shambhala has a right of first refusal to subscribe for securities of Northern Dynasty to finance all or part of the exercise amount.

At the end of the second fiscal quarter of 2003, Northern Dynasty had working capital of $584,954, as compared to $438,155 at the end of the first quarter. Working capital increased due to cash received from the exercise of options and warrants during the period. Northern Dynasty had 20,565,723 common shares issued and outstanding at June 30, 2003.

Results of Operations

Expenses increased during the second quarter as the Company commenced its 2003 field program on the Pebble Project. Total expenses during the quarter were $1,750,386, as compared to $236,848 spent in the prior quarter. The amount is similar to the $1,729,932 spent in the second quarter of 2002. The main expenditures were on exploration ($1,363,290), office and administration ($224,581) and shareholder communications ($99,175).

The main exploration expenditure in the current quarter was $652,184 for drilling; 20,693 feet were drilled in the 2003 phase one program that began in May and was completed in June. Other significant exploration costs were $221,243 for helicopter and fixed wing for transportation to site and drill moves, $169,902 for site activities that include camp maintenance and preparation and reclamation of drill sites and $154,835 for geological wages for planning and supervising the drill program and for logging core from the program. Environmental and land fees of $64,833 were paid during the quarter, and mainly included claim fees and the cost of environmental work at site.

Office and administration costs are slightly increased from the $205,434 spent in the same period in fiscal 2002. Costs during the current quarter include provisions for stock based compensation. Shareholder communication expenses during the quarter were mainly associated with the cost of developing, printing and distributing a brochure on the Pebble project and other updates to investors, analysts, and other interested parties. Additional costs are related to wages for investor relations representatives and graphics to develop new presentation materials for the project.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia is a private company with certain directors in common with the Company that carries out geological, corporate development, shareholder communications, administration and other management activities for, and incurs third party costs on behalf of, the Company under an agreement dated December 1996. HDI is reimbursed on a full cost-recovery basis. In the quarter ending June 30, 2003, Northern Dynasty paid $394,412 to HDI as compared to $110,856 in the previous quarter.

                  NORTHERN DYNASTY MINERALS LTD.
                 CONSOLIDATED FINANCIAL STATEMENTS

                  SIX MONTHS ENDED JUNE 30, 2003

                  (Expressed in Canadian Dollars)

                            (Unaudited)


NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)


                                                      June 30, 2003    December 31, 2002
                                                        (unaudited)            (audited)
                                                      -------------    -----------------

Assets

Current assets
   Cash and equivalents ............................   $    866,288         $    424,152
   Amounts receivable and prepaids .................        104,650              178,834
   Balances receivable from related
     parties (note 8) ..............................              -               79,350
                                                       ------------         ------------

                                                            970,938              682,336

Equipment (note 4) .................................          4,836                2,813
                                                       ------------         ------------

                                                       $    975,774         $    685,149
                                                       ============         ============


Liabilities and Shareholders' Equity

Current liabilities
   Accounts payable and accrued liabilities ........   $     91,542         $    174,559
   Balances payable to related parties (note 8) ....        294,442               11,729
                                                       ------------         ------------
                                                            385,984              186,288
                                                       ------------         ------------


Shareholders' equity
   Share capital (note 7) ..........................     13,687,351           11,035,977
   Subscriptions received (note 7(b)(i)) ...........              -              650,000
   Contributed surplus (note 7(e)) .................         50,403               13,271
   Deficit .........................................    (13,147,964)         (11,200,387)
                                                       ------------         ------------
                                                            589,790              498,861
Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 12)
                                                       ------------         ------------

                                                       $    975,774         $    685,149
                                                       ============         ============

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors


/s/ Ronald W. Thiessen                                          /s/ Jeffrey R. Mason

Ronald W. Thiessen                                              Jeffrey R. Mason
Director                                                        Director



NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)


                                             Three months ended June 30        Six months ended June 30
                                           ----------------------------    ----------------------------
                                                   2003            2002            2003            2002
                                           ------------    ------------    ------------    ------------

Expenses
   Conference and travel ...............   $     24,179    $     12,622    $     30,629    $     20,824
   Depreciation ........................            555             180             698             360
   Exploration (note 6) ................      1,363,290       1,455,741       1,501,250       2,167,054
   Legal, accounting and audit .........         14,861          23,110          15,471          49,493
   Office and administration (note 7(d))        224,581         205,434         280,522         244,500
   Shareholder communication ...........         99,175          26,545         127,342          48,487
   Trust and filing ....................         23,745           6,300          31,322          17,651
                                           ------------    ------------    ------------    ------------
                                              1,750,386       1,729,932       1,987,234       2,548,369
                                           ------------    ------------    ------------    ------------
Other items
   Foreign exchange gain (loss) ........         31,616         (20,187)         35,192         (22,501)
   Interest income .....................          2,319          16,322           4,465          24,272
                                           ------------    ------------    ------------    ------------
                                                 33,935          (3,865)         39,657           1,771
                                           ------------    ------------    ------------    ------------

Loss for the period ....................   $ (1,716,451)   $ (1,733,797)   $ (1,947,577)   $ (2,546,598)
                                           ------------    ------------    ------------    ------------

Weighted average number of
   common shares outstanding ...........     18,283,739      12,705,042      17,634,698      11,285,832
                                           ------------    ------------    ------------    ------------

Basic and diluted loss per share .......   $      (0.09)   $      (0.14)   $      (0.11)   $      (0.23)
                                           ============    ============    ============    ============





Consolidated Statements of Deficit
(Expressed in Canadian Dollars)


                                                                               Six months ended June 30
                                                                           ----------------------------
                                                                                    2003           2002
                                                                           -------------   ------------

Deficit, beginning of period ........................................      $ (11,200,387)  $ (6,087,894)
Loss for the period  ................................................         (1,947,577)    (2,546,598
                                                                           -------------   ------------

Deficit, end of period ..............................................      $ (13,147,964)  $ (8,634,492)
                                                                           =============   ============

The accompanying notes are an integral part of these consolidated financial statements



NORTHERN DYNASTY MINERALS LTD.
 Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

                                                          Three months ended June 30      Six months ended June 30
                                                          --------------------------    --------------------------
Cash provided by (applied to):                                   2003           2002           2003           2002
                                                          -----------    -----------    -----------    -----------


Operating activities
Loss for the period ...................................   $(1,716,451)   $(1,733,797)   $(1,947,577)   $(2,546,598)
Items not involving cash
    Depreciation ......................................           555            180            698            360
    Stock-based compensation ..........................        31,947              -         37,132              -
    Shares issued for property option payments ........             -              -              -        575,000
Changes in non-cash working capital items
    Amounts receivable and prepaids ...................        47,618        (56,641)        74,184        (66,629)
    Accounts payable and accrued liabilitied ..........        64,106        173,383        (83,017)        21,867
    Balances receivable from and payable to related
       parties ........................................       307,770         (7,419)       362,063       (434,024)
                                                          -----------    -----------    -----------    -----------
                                                           (1,264,455)    (1,624,294)    (1,556,517)    (2,450,024)
                                                          -----------    -----------    -----------    -----------

Investing activities
   Purchase of equipment  .............................        (2,721)             -         (2,721)             -
                                                          -----------    -----------    -----------    -----------
                                                               (2,721)             -         (2,721)             -
                                                          -----------    -----------    -----------    -----------

Financing activities
   Common shares issued for cash, net of issue costs ..     1,833,469        970,107      2,651,374      1,369,574
   Subscriptions received .............................             -       (270,000)      (650,000)             -
                                                          -----------    -----------    -----------    -----------
                                                            1,833,469        700,107      2,001,374      1,369,574
                                                          -----------    -----------    -----------    -----------

Increase (decrease) in cash and equivalents ...........       566,293       (924,187)       442,136     (1,080,450)
Cash and equivalents, beginning of period .............       299,995      1,888,693        424,152      2,044,956
                                                          -----------    -----------    -----------    -----------

Cash and equivalents, end of period ...................   $   866,288    $   964,506    $   866,288    $   964,506
                                                          ===========    ===========    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements


NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended June 30, 2003
(Expressed in Canadian Dollars)

--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

     These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.


2.   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

     The Company has a wholly-owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.


3.   SIGNIFICANT ACCOUNTING POLICIES

(a)  Cash and equivalents

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)  Equipment

     Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)  Mineral property interests

     The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

     Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

     Exploration costs and option payments are expensed in the period incurred.

     Administrative expenditures are expensed in the period incurred.

(d)  Share capital

     Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

     The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

     Share issue costs are deducted from share capital.

(e)  Stock-based compensation plan

     The Company has a stock-option plan which is described in note 7(d). Effective January 1, 2002, the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

     The Company has adopted the fair market value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors, and consultants is recorded as an expense over the period the options are vested, based on the estimated fair value at the measurement date using a fair value pricing model.

(f)  Foreign currency translation

     All of the Company's foreign subsidiaries are considered integrated.

     Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

     Foreign exchange gains or losses are expensed.

(g)  Income taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

     The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)  Loss per share

     Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

     Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

     Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(i)  Fair value of financial instruments

     The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(j)  Change in Accounting Policy - Stock-Based Compensation

     Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented if applicable.

     Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

     The new Recommendations were applied prospectively. The adoption of this new standard resulted in no changes to amounts previously reported.

(k)  Use of estimates

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(l)  Comparative figures

     Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.


4.   EQUIPMENT

                                                                                   Net
                                                                     Accumulate    Book
                                                               Cost  Depreciate   Value
                                                             -------   -------   -------
     June 30, 2003
        Site equipment ...................................   $15,387   $14,926   $   461
        Vehicles .........................................     4,335     4,335       -
        Computer equipment ...............................     5,209       834     4,375
                                                             -------   -------   -------
                                                             $24,931   $20,095   $ 4,836
                                                             =======   =======   =======

     December 31, 2002
        Site equipment ...................................   $15,387   $14,660   $   727
        Vehicles .........................................     4,335     4,239        96
        Computer equipment ...............................     2,488       498     1,990
                                                             -------   -------   -------
                                                             $22,210   $19,397   $ 2,813
                                                             =======   =======   =======


5.   MINERAL PROPERTY INTERESTS

(a)  Pebble Property

     On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

     The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company which is related by virtue of certain directors in common. The Company has been assigned, at HDGI's cost, an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. HDGI's costs ($584,655) include the staking of 134 claims to expand the property along with 30 km of induced polarization surveying over the new claims.

     The first option enables the Company to explore the Pebble property for more than 2 years prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. This option was extended by one year in an agreement dated December 19, 2002 whereby the Company issued Teck Cominco 200,000 shares for the one year deferral. The Company can elect to (a) purchase the 36 claims covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2004, and (b) purchase the 20% HDGI interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company will manage the sale of any shares that Teck Cominco wishes to sell. Any excess of Teck Cominco's resale proceeds will be credited against future option requirements and any share resale shortfall must be made up by the Company to maintain the option. Interim payments to Teck Cominco were also required, including US$250,000, in cash or stock with the same cash equivalency, prior to December 31, 2001 (which was paid), plus 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 were issued on March 27, 2002 and 500,000 were issued on December 19, 2002) and 750,000 warrants (500,000 were issued on March 27, 2002 exercisable at $1.15 and 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet (to date 41,294 feet has been completed) of drilling before November 30, 2004, with two one-year extensions available for 100,000 shares each. Upon the Company completing the drilling, Teck Cominco can either match the Company's future expenditures by forming a 50:50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

(b)  Pickle Lake Joint Venture

     The Company holds a 37.5% participating joint venture interest, subject to a 2.5% Net Profits Interest ("NPI") held by the original owners, in mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

(c)  Little Bald Mountain

     The Company holds an 8.1% NPI interest in the Little Bald Mountain ("LBM") property in Nevada, USA, which may be acquired by Placer Dome U.S. Inc. by annual election for an option payment of $1,500,000 before December 1995, escalating by $500,000 for each successive year thereafter. The option expires on December 31, 2003.

6.   EXPLORATION EXPENSES

                                       Three months ended June 30     Six months ended June 30
                                       --------------------------    -------------------------
     Pebble Property                           2003          2002           2003          2002
                                       ------------   -----------    -----------   -----------

     Assay and analysis .............   $    28,523   $    (1,269)   $    37,420   $    17,528
     Drilling .......................       652,184       564,201        652,184       568,590
     Engineering ....................         3,800        28,135         35,513        29,400
     Environmental and land fees ....        64,833       (12,217)       107,850        (2,173)
     Equipment rental ...............         3,623        14,684          3,623        14,684
     Freight ........................        15,251        32,019         15,251        32,019
     Geological .....................       154,835       218,624        190,058       294,272
     Graphics .......................        34,106        35,166         41,837        55,232
     Helicopter/fixed wing ..........       221,243       343,940        221,243       343,940
     Options payments ...............             -             -              -       575,000
     Site activities ................       169,902       217,692        181,281       223,796
     Socioeconomic ..................           692         3,642            692         3,642
     Travel and accommodation .......        14,298        11,124         14,298        11,124
                                        -----------   -----------    -----------   -----------
     Incurred during the period .....     1,363,290     1,455,741      1,501,250     2,167,054
     Cumulative exploration expenses,
         beginning of period ........     5,636,290     1,879,707      5,498,330     1,168,394
                                        -----------   -----------    -----------   -----------
     Cumulative exploration expenses,
        end of period ...............   $ 6,999,580   $ 3,335,448    $ 6,999,580   $ 3,335,448
                                        ===========   ===========    ===========   ===========



7.   SHARE CAPITAL

(a)  Authorized share capital

     The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(b)  Issued and outstanding common shares

                                                                                        Number
     Common shares issued:                                                 Price     of shares        Amount
                                                                           -----    ----------   -----------

     Balance, December 31, 2001 ..................................                   9,292,455   $ 7,907,717
          Private placement (net of issue costs) .................          0.34     1,176,470       391,317
          Private placement (net of issue costs) .................          0.50     2,000,000       890,700
          Private placement (net of issue costs) .................          1.05       197,548       189,793
          Share purchase options exercised .......................          0.40       310,750       124,300
          Share purchase options exercised .......................          0.55        13,000         7,150
          Property option payments (note 5(a)) ...................          0.60       700,000       420,000
          Property option payments (note 5(a)) ...................          1.15       500,000       575,000
          Share purchase warrants exercised ......................          0.40     1,325,000       530,000
                                                                                    ----------   -----------
     Balance, December 31, 2002 ..................................                  15,515,223    11,035,977
          Private placement January 2003, net of issue costs (i) .          0.50     1,700,000       809,654
          Share purchase options exercised .......................          0.40       107,000        42,800
          Share purchase options exercised .......................          0.43         8,000         3,440
          Share purchase options exercised .......................          0.50         7,500         3,750
          Warrants exercised .....................................          0.40       575,000       230,000
          Warrants exercised .....................................          0.45       769,000       346,050
          Warrants exercised .....................................          0.60       870,000       522,000
          Warrants exercised .....................................          0.62       514,000       318,680
          Warrants exercised .....................................          0.75       500,000       375,000
                                                                                    ----------   -----------

     Balance, June 30, 2003 ......................................                  20,565,723   $13,687,351
                                                                                    ==========   ===========



     (i)  On  January  14,  2003,  the  Company  completed  a private  placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. As at December 31, 2002, the Company had received $650,000 for the flow-through portion of the private placement (note 11).


     (ii) On July 14, 2003, subsequent to the quarter end, the Company received shareholders' approval for the private placement of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004. All shares issued pursuant to the private placement financing and upon the exercise of the warrants have a hold period until July 31, 2004. On July 31, 2003, the private placement was completed.


(c)  Share purchase warrants

     The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended June 30, 2003 is:


                                       Exercise     Dec. 31                                 Expired/       June 30,
     Expiry date                          Price        2002          Issued    Exericsed   Cancelled           2003
     -----------                       --------  ----------       ---------  -----------  ----------     ----------
     July 16, 2003 .................   $   0.40     775,000               -     (575,000)          -        200,000
     December 27, 2003 .............   $   1.15     197,548               -            -           -        197,548
     December 31, 2003 .............   $   0.75     500,000               -     (500,000)          -              -
     February 20, 2004 .............   $   0.45   1,176,470               -     (769,000)          -        407,470
     March 27, 2004 ................   $   1.15     500,000               -            -           -        500,000
     April 19, 2004 ................   $   0.62   2,000,000               -     (514,000)          -      1,486,000
     December 31, 2004 .............   $   0.60     250,000               -     (250,000)          -              -
     January 14, 2005 ..............   $   0.60           -       1,700,000     (620,000)          -      1,080,000
                                                  ---------       ---------   ----------   ---------     ----------
                                                  5,399,018       1,700,000   (3,228,000)          -      3,871,018

     Weighted average exercise price              $    0.63       $    0.60   $     0.56   $       -     $     0.68
                                                  =========       =========   ==========   =========     ==========

     (i) Subsequent to June 30, 2003, 200,000 share purchase warrants were exercised at $0.40, 520,000 share purchase warrants were exercised at $0.60, 822,000 share purchase warrants were exercised at $0.62, and 11,904 share purchase warrants were exercised at $1.15.


(d)  Share purchase option compensation plan

     The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 3,600,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death.

     The continuity of share purchase options for the period ended June 30, 2003 is:


                                       Exercise      Dec. 31                             Expired /       June 30
     Expiry date                          Price         2002    Granted     Exercised    Cancelled          2003
     -----------                       --------    ---------    -------     ---------    ---------    ----------
     February 12, 2003 .............   $   0.43        8,000        -         (8,000)         -                -
     May 15, 2004 (i) ..............   $   0.40    1,070,250        -       (107,000)         -          963,250
     December 20, 2004 .............   $   0.50      119,000        -         (7,500)         -          111,500
     May 9, 2005 ...................   $   0.75        -        107,500           -           -          107,500
                                                   ---------    -------     --------     ---------     ---------
                                                   1,197,250    107,500     (122,500)         -        1,182,250

     Weighted average exercise price               $    0.42    $  0.75     $   0.41     $    -        $    0.44
                                                   =========    =======     =========    =========     =========


     (i) Subsequent to June 30, 2003, 183,500 share purchase options were exercised at $0.40.

     The exercise prices of all share purchase options granted during 2002 were equal to the market price at the grant date. The estimated fair value of all options granted to non-employees during 2003 have been reflected in the statement of operations as follows:

          Office and administration ..............................      $37,132
                                                                        -------
          Total stock-based compensation cost recognized in
          operations, credited to contributed surplus ............      $37,132
                                                                        =======


     The weighted-average assumptions used to estimate the fair value of options granted during 2002 were:

     Risk-free interest rate .....................................            3%
     Expected option life ........................................       2 years
     Vesting period ..............................................    0-6 months
     Expected price volatility ...................................           40%
     Expected dividend yield .....................................           nil

     Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

     The Company did not issue any stock-based compensation to directors, officers or employees during the period. Accordingly, there is no pro forma disclosure required.

(e)  Contributed surplus

     Balance, December 31, 2001 and 2000 ...........................   $       -


     Changes during 2002:
        Non-cash stock-based compensation to non-employees .........      13,271
                                                                       ---------
     Contributed surplus, December 31, 2002 ........................   $  13,271

     Changes during 2003:
        Non-cash stock-based compensation to non-employees .........      37,132
                                                                       ---------

     Contributed surplus, June 30, 2003 ............................   $  50,403
                                                                       =========



8.   RELATED PARTY TRANSACTIONS AND BALANCES

                                                              Six month ended             Year ended
     Transactions                                               June 30, 2003      December 31, 2002
     ------------                                             ---------------      -----------------
     Services rendered and expenses reimbursed
          Hunter Dickinson Inc. (a) ........................      $   505,268            $ 1,227,425
          Hunter Dickinson Group Inc. (b) ..................           10,480                 28,698
                                                                  ===========            ===========


     Balances receivable (payable)                              June 30, 2003      December 31, 2002
     -----------------------------                              -------------      -----------------
          Hunter Dickinson Inc. (a) ........................      $  (286,652)           $    79,350
          Hunter Dickinson Group Inc. (b) ..................           (7,790)               (11,729)
                                                                  -----------            -----------

                                                                  $  (294,442)           $    67,621
                                                                  ===========            ===========


     (a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 31, 1996. The balances payable to HDI has resulted from advances by HDI to the Company and from services rendered to, but not yet paid for by the Company.

     (b) Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provide consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by the Company.


9.   INCOME TAXES

     As at December 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized. The following non-capital and capital losses, approximately, are available to reduce future taxable income:

     Expiry Date
     -----------

     2003                                                            $   64,000
     2004                                                                53,000
     2005                                                                54,000
     2006                                                                     -
     2007                                                                     -
     2008                                                                25,000
     2009                                                               306,000
     2010                                                               799,000
                                                                     ----------
     Total non-capital losses                                         1,301,000
     Capital loss carried forward                                     2,091,500
     Excess of aggregate tax cost of equipment over net book value            -
                                                                     ----------

     Total losses and excess equipment tax costs available           $3,392,500
                                                                     ==========

10.  SEGMENTED INFORMATION

     The Company operates in a single reportable operating and geographic segment, the exploration and development of mineral properties in Alaska, USA.


11.  COMMITMENTS

     At June 30, 2003, the Company is committed to incur prior to December 31, 2003, on a best-efforts basis, a total of $650,000 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds were received on December 31, 2002 and renounced to subscribers on that date.


12.  SUBSEQUENT EVENTS

     Subsequent to June 30, 2003, the Company:

     (a) issued 6,944,445 common shares and 6,944,445 common share purchase warrants pursuant a private placement (note 7(b)(ii)),

     (b) issued 1,553,904 common shares pursuant to the exercise of warrants (note 7(c)(i)), and

     (c) issued 183,500 common shares pursuant to the exercise of share purchase options (note 7(d)(i)).